Exhibit 23.2.d

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-18139 and 333-108215 of Kansas City Power & Light Company on Forms S-3 of our report dated January 30, 2002 (relating to the financial statements of DTI Holdings, Inc. and Subsidiaries (the "Company") not presented separately herein and which report expresses an unqualified opinion and includes explanatory paragraphs referring to the Company's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, substantial doubt about the Company's ability to continue as a going concern and an impairment charge recorded by the Company), appearing in this Annual Report on Form 10-K of Kansas City Power & Light Company for the year ended December 31, 2003.

/s/DELOITTE & TOUCHE LLP

St. Louis, Missouri
March 9, 2004